UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2018

Southcross Energy Partners, L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-35719	45-5045230
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1717 Main Street
Suite 5200
Dallas, Texas 75201
(Address of principal executive office) (Zip Code)

(214) 979-3700
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Southcross Energy Partners, L.P. (the “Partnership” or "SXE") is furnishing herein the investor presentation (the "Investor Presentation") that it intends to post to the “Investors” page of its website (www.southcrossenergy.com). The Investor Presentation is furnished with this report as Exhibit 99.1.

Information on the Partnership’s website is not incorporated by reference in this Current Report on Form 8-K.  The information in this Current Report on Form 8-K and the exhibit attached to hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any registration statement or other filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, unless the Partnership expressly states that such information is to be considered “filed” under the Exchange Act or incorporates such information by specific reference in a Securities Act or Exchange Act filing.

Item 8.01 Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Southcross Energy Partners, L.P. Investor Presentation dated February 2018

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in the Investor Presentation may contain forward-looking statements. All statements that are not statements of historical facts, including statements regarding SXE’s future financial position, results, business strategy, guidance, distribution growth, and plans and objectives of management for future operations, are forward-looking statements. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” “would,” “potential,” and similar terms and phrases to identify forward-looking statements in this communication. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included herein will prove to be accurate. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Additional risks include the following: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of American Midstream Partners, LP (“AMID”) to successfully integrate SXE’s operations and employees and realize anticipated synergies and cost savings, actions by third parties, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue and other financial growth, and volatility in the price of oil, natural gas, and natural gas liquids and the credit market. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors which are described in greater detail in our filings with the SEC. Please see SXE and AMID’s “Risk Factors” and other disclosures included in the Registration Statement of AMID on Form S-4 (file no. 333-222501), our respective Annual Reports on Form 10-K for the year ended December 31, 2016, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 and subsequently filed Current Reports on Form 8-K. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this Current Report on Form 8-K. SXE and AMID undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this Current Report on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination between SXE and AMID. In connection with the proposed transaction, SXE and/or AMID expects to file a proxy statement/prospectus and other documents with the SEC.

In connection with the proposed transaction, AMID filed a Registration Statement on Form S-4 (file no. 333-222501), including a proxy statement/prospectus of SXE and AMID, with the SEC. The Registration Statement has not yet become effective. After the Registration Statement is declared effective by the SEC, SXE and/or AMID will file with the SEC a definitive proxy statement/prospectus, and other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to unitholders of SXE. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement/prospectus (if and when available) will be mailed to unitholders of SXE. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from SXE’s investor relations website for investors at http://investors.southcrossenergy.com, and from AMID’s investor relations website at http://www.americanmidstream.com/investorrelations. Investors and security holders may also read and copy any reports, statements and other information filed by AMID and SXE with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

AMID and SXE and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding SXE’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 9, 2017. Information regarding AMID’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Southcross Energy Partners, L.P.

	By:	Southcross Energy Partners GP, LLC,
its general partner

Dated: February 5, 2018	By:	/s/ Bret M. Allan
		Name:	Bret M. Allan
		Title:	Senior Vice President and Chief Financial Officer